SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 4

EXCEL TECHNOLOGY, INC.

(Name of Subject Company)

EXCEL TECHNOLOGY, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

30067T103

(CUSIP Number of Class of Securities)

Alice Varisano

Chief Financial Officer

Excel Technology, Inc.

41 Research Way

East Setauket, New York 11733

(631) 784-6188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Howard S. Breslow, Esq.

Breslow & Walker, LLP

100 Jericho Quadrangle

Jericho, New York 11753

(516) 822-6505

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on July 23, 2008, as amended and supplemented by Amendment No. 1 (“Amendment No. 1”) filed on July 29, 2008, Amendment No. 2 filed on August 7, 2008 (“Amendment No. 2”) and Amendment No. 3 filed on August 8, 2008 (“Amendment No. 3”) (as previously so amended by such Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 14D-9”), by Excel Technology, Inc., a Delaware corporation (“Excel”). The Schedule 14D-9 relates to the offer by Eagle Acquisition Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of GSI Group, Inc., a Delaware corporation (“GSI”), to purchase all outstanding shares of common stock, par value $0.001 per share, of Excel, at a price of $32.00 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions specified in the Offer to Purchase dated July 23, 2008, and in the related Letter of Transmittal, which were annexed to and filed as Exhibits (A)(1)(A) and (a)(1)(B), respectively, to the Schedule TO filed by GSI with the Securities and Exchange Commission on July 23, 2008.

Except as provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 14D-9. The information set forth in the Schedule 14D-9 is incorporated by reference in this Amendment No. 4. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to:

(a)	Add the following paragraph at the end thereof:

“Expiration and Subsequent Offering Period

GSI announced on August 20, 2008, that (a) the initial offering period expired, (b) as of the expiration of the initial offering period, a total of approximately 8,571,831 shares were validly tendered and not withdrawn (not including shares delivered through notices of guaranteed delivery), representing approximately 78.6% of the outstanding common stock of Excel, and (c) Purchaser has accepted for purchase all of the Shares validly tendered and not withdrawn pursuant to the Offer prior to the expiration of the initial offering period. GSI also announced that Purchaser has commenced a subsequent offering period for all of the remaining untendered Shares that will expire at 5:00 p.m., New York City time, on Tuesday, August 26, 2008, unless further extended. Promptly upon acceptance for payment of, and payment by the Purchaser for, the tendered Shares in the Offer, the Merger Agreement grants Purchaser the right to designate a number of individuals to the Excel Board and, following their election, such designees will constitute a majority of the Excel Board.”

(b)	Add the following paragraph under the heading “Legal Proceedings” contained in Amendment No. 2 thereof:

On August 14, 2008, Excel and the individual defendants in the Choquette Action filed a motion to dismiss the lawsuit. On August 18, 2008, the plaintiff in the Choquette Action filed a motion seeking a preliminary injunction to enjoin consummation of the Offer and to require Excel to issue additional and supplementary disclosures in the Schedule 14D-9. On August 19, 2008, the court denied the plaintiff’s motion for a preliminary injunction. Defendant’s motion to dismiss remains pending and under consideration by the court.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXCEL TECHNOLOGY, INC.

By: /s/ Antoine Dominic

Name: Antoine Dominic

Title: President and Chief Executive Officer

Dated: August 20, 2008